Univest Securities, LLC
75 Rockefeller Plaza

Suite 1838

New York, NY 10019

March 29, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Top KingWin Ltd (the “Company”)
Registration Statement on Form F-1, as amended (File No. 333-269290)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Univest Securities, LLC, as the representative of several underwriters of the offering, hereby joins the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on March 29, 2023 at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we, acting on behalf of the several underwriters, wish to advise you that, through March 29, 2023, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the preliminary prospectus dated March 22, 2023, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Univest Securities, LLC

By:	/s/ Edric Guo
Name:	Edric Guo
Title:	Chief Executive Officer

[Signature Page to the Acceleration Request Letter—Underwriter]